Exhibit 99.2

FORGING COMMERCIAL & CLINICAL PATHWAYS TARGETING INFECTIOUS DISEASES WITH ORAL IMMUNOTHERAPIES – JANUARY, 2021 JERRY KANELLOS, Ph.D. Chief Executive Officer NASDAQ: IMRN ASX: IMC 1

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections . Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements . Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology . As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements . The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made . Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority . 2 SAFE HARBOR STATEMENT

COMPANY HIGHLIGHTS 3 We are a commercial and clinical - stage biopharmaceutical company focusing on infectious diseases with oral immunoglobulin - based therapies • Validated Technology Platform – with One Registered Asset, Travelan® Generating Revenue • IMM - 124E & IMM - 529, in Clinical Development for Treatment of Gastrointestinal Disorders and C. difficile Infections • US DoD Research Collaboration – New Therapeutic in Clinical Development for Treatment of moderate to severe Campylobacteriosis and Infectious diarrhea caused by ETEC pathogens

CAPITAL PROFILE IMMURON LIMITED (ASX:IMC NASDAQ:IMRN) Current Top 10 Shareholders Current Company Market Capitalization AUD$49.90M ≈ USD$38.46M (6 th January 2021) US$20 million capital raise with HC Wainwright (24 July 2020) 1 ADS = 40 Ordinary Shares 4 Rank Holder Name Current Qty % 1 HSBC CUSTODY NOM AUST LTD (ADR Program) 104,631,009 46 .5 7% 2 * GRANDLODGE PTY LTD 11,778,269 5.26% 3 AUTHENTICS AUSTRALIA PTY LTD 7,500,000 3.35% 4 DR RUSSELL HANCOCK 3,000,000 1.34% 5 * MR STEPHEN ANASTASIOU 2,494,746 1.11% 6 INSYNC INVESTMENTS PTY LTD 2,000,000 0.89% 7 CITICORP NOMINEES PTY LIMITED 1,719,277 0.77% 8 MR ANTHONY FREDERICK WALLACE HYETT 1,350,000 0.60% 9 ANNE PATTISON PTY LTD 1,345,000 0.60% 10 MR WILLIAM DAVID FRANK BIRD 1,300,000 0.58% TOTAL TOP 20 SHAREHOLDERS 145,778,865 64.93% BALANCE OF SHARES 78,321,141 35 .0 7% TOTAL SHARE ON ISSUE 224,100,006 100.00% * Denotes a Director Related Entity (15 October 2020)

DEVE L OPMENT PIPELINE 5

PLATFORM OVERVIEW: ORAL IMMUNOGLOBULINS D e v elopme n t of Highly Specific Vaccines Isolation of h yperimmune antibody - rich bovine colostrum Oral A n timic r obial therapeutics without drawbacks of antibiotics Toxin Neutralization + Clearance of targeted gut pathogens 6

MECHANISM OF ACTION - TARGETING ENTERIC PATHOGENS

Pre-Clinical Studies

- Delivers high levels of orally active antibodies to specific enteric pathogenic bacteria which colonize the gastrointestinal tract and cause infection and disease.
- Biological therapeutics which directly target the major pathogenic virulent components;
  - Molecules which facilitate bacterial adhesion to host cell intestinal epithelium
  - Surface layer proteins which contribute to bacterial colonization and motility
  - Endotoxins and enterotoxins that cause disease

Without Travelan®: Bacteria attach to gut wall and infect


10 µm 20.0 kV 5.20E3 0003/00 SPEC3@@

With Travelan®: Bacteria neutralized by Travelan® antibodies


10 µm 20.0 kV 2.72E3 0007/00 SPEC4@@

IMMURON

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US DOD R&D COLLABORATION AGREEMENTS

Research Collaborations: **1) Characterisation of Travelan®**
2) Shigella-Specific Target – US Army
3) Campylobacter-specific Target – US Navy

- Armed Forces Research Institute of Medical Sciences (AFRIMS) – June 2016
- Naval Medical Research Center (NMRC) – August 2016
- Walter Reed Army Institute of Research (WRAIR) – June 2016
- Travelan® binds 180 pathogenic strains of bacteria from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand (ETEC, Shigella, Campylobacter).
- Travelan® binds to 71 pathogenic strains of Vibrio cholera from infected personnel in Bangladesh, Cambodia, and Thailand.

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New U.S. Department of Defense Research Collaboration with Immuron to Develop and Clinically evaluate a New Therapeutic against Campylobacter 9 Key Highlights :  AU $5.5 (USD $3.7) million funding approved by the U.S. Department of Defense to develop and clinically evaluate a new oral therapeutic targeting Campylobacter and ETEC  Naval Medical Research Center will fund the manufacture and therapeutic evaluation of the new therapeutic to protect against acute infectious diarrhea  Two human clinical trials to be conducted with new therapeutic under terms of grant Melbourne, Australia, October 02 , 2019 : Immuron Limited (ASX : IMC ; NASDQ : IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of gut mediated pathogens, is pleased to announce the funding of a new research agreement with the Naval Medical Research Center (NMRC), Silver Spring, MD, USA .

Two Human Clinical Trials Planned: To evaluate the efficacy of the New Drug in Moderate To Severe Camylobacteriosis and Infectious Diarrhea Caused by ETEC NMRC DRUG DEVELOPMENT PLAN Execute Prevention Trials 10 File IND with Plans for two Double - Blind, Placebo Controlled Prevention Trials Hold Pre - IND Meeting to Discuss Merits of Application Assimilate Data to Support IND Submission to FDA x x

BACKGROUND OF TRAVELAN®: PLAN TO EXPAND USE Marketed in Australia, USA and Canada Status with FDA: IND 14,933* COMMERCIAL PRODUCT DRUG CANDIDATE IMM - 124E Plan to develop IMM - 124E as an approved drug in the USA targeting Travelers’ Diarrhea *IMM - 124E for treatment of NASH 11

WHAT IS TRAVELERS’ DIARRHEA? • Caused by consuming food or water infected with pathogens. Three or more unformed stools in 24 hours. • Bacterial pathogens are the predominant risk 1 . • Enterotoxigenic E. coli (ETEC) are the predominant pathogens 2,3 : 42% in Latin America 28% in Southeast Asia • Up to 70% of travelers suffer from travelers’ diarrhea 4 . 1 – Steffen, R. 2017 Epidemiology of travelers’ diarrhea. Journal of Travel Medicine 24(1) 2 – Leder, K. 2015 Advising Travellers about Management of Travelers’ Diarrhea. Australian Family Physician, vol 44 No. 1 - 2 Jan. Feb 2015 3 – Castelli et. al., Epidemiology of Travelers’ Diarrhea, J. Travel Medicine 2001; 8 (Suppl2) S26 - S30 4 – CDC Yellow Book 2018, Chapter 2 Travelers’ Diarrhea. 12

US SALES FORECAST FOR TRAVELAN®: IF APPROVED AS DRUG BY THE FDA Market potential figure derived from: 2014 figures of US citizens traveling to high risk destinations for TD (44.3 million) 1 and obtaining pretravel advice (22.2 million) 2 . Sources of pre - travel advice include primary care provider, travel medicine specialist, company doctors, pharmacist, and travel agencies 2 . Our forecast utilizes a very conservative estimate for % of US citizens purchasing Travelan® after seeking pre - travel advice. 1. U.S. Department of Commerce, International Trade Administration, National Travel and Tourism Office. U.S. Citizen Traffic to Overseas Regions, Canada & Mexico 2014. Monthly Statistics, U.S.Outbound Travel by World Regions. 2014. Available at: http://travel.trade.gov/view/m - 2014 - O - 001/index.html. Accessed June 26, 2015. 2. Mathyas Wang , MD , Thomas D. Szucs , MD, MBA, MPH, LLM , and Robert Steffen , MD. Economic Aspects of Travelers ’ Diarrhea. Journal of Travel Medicine, Volume 15, Issue 2, 2008, 110 – 118 MARKET POTENTIAL FOR TRAVELAN® SALES: USD >$100 MILLION 13

Revamp Travelan® for FDA approval as drug to reduce the risk of Travelers’ Diarrhea (TD) in travelers to endemic areas: IMM - 124E DRUG DEVELOPMENT PLAN Execute Field Trial and File Registration Package 14 File IND with Plan for Double - Blind, Placebo Controlled Field Trial in Travelers’ to TD Endemic areas Hold Pre - IND Meeting to Discuss Merits of Application Assimilate Data to Support IND Submission to FDA x x

NEUTRALIZING CLOSTRIDIODES DIFFICILE , WHILE SPARING THE MICROBIOME IM M - 529 15

CLOSTRIDIUM DIFFICILE MARKET OPPORTUNITY 16 1. http s//w ww. globaldata.com/global - clostridium - difficle - infection - market - approach - 2016 - 2026 2. Jagai, et.al., BMC Gastroenterology, 2014:14:211 Trends in gastroenteritis - associated mortality in the USA. 3. K. Desai, BMC Infect. Dis., 2016,16:303 Clostridiodiodes difficile ( C. difficile ) is a bacterium that causes diarrhea and more serious intestinal conditions such as colitis • Therapeutic market expected to grow from USD $630 million in 2016 to over $1.7 billion by 2026 – CAGR 15% 1 • Leading cause of gastroenteritis - associated mortality in U.S. 2 • Approx. 44,500 patients 3 died in 2014 from C. difficile infections (U.S.) • Potential orphan disease (7 years market exclusivity and premium pricing)

THE UNMET NEED • Current standard of care for C. difficile includes vancomycin, metronidazole & fidaxomicin • Therapies plagued by significant CDI recurrences ( * 1st relapse: 25%; 2nd: 40%; 3rd: 60%) underscoring need for new treatments • Growing resistance to vancomycin treatment • Some treatments are administered intravenously rather than via the gut where C. difficile resides * Isobel Ramsay, Nicholas Brown and David Enoch. Recent Progress for the Effective Prevention and Treatment of Recurrent Clostridium difficile Infection. Infectious Diseases: Research and Treatment Volume 11: 1 – 4 (2018). DOI: 10.1177/1178633718758023 17

• IMM - 529 highly differentiated – neutralizes C. difficile but does not impact microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential use in combination with standard of care • Targets many isolates IMM - 529 OPPORTUNITY Toxin B 18

Develop clinical protocol for FDA approval as drug to prevent recurrent Clostridiodes difficile Infection: IMM - 529 DRUG DEVELOPMENT PLAN Execute recurrence prevention trial 19 File IND with plan for placebo controlled trial for prevention of disease recurrence Hold pre - IND meeting to discuss clinical protocol and strategy Develop clinical registration strategy for FDA submission

Immuron Reports Neutralizing activity Against SARS - CoV - 2 20 Key Points  Immuron’s Hyper - immune Bovine Colostrum used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID - 19 virus in laboratory studies  Immuron’s technology platform offers a potential new oral therapeutic approach to target SARS - CoV - 2 in the GI Tract Melbourne, Australia, July 21, 2020: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the prevention and treatment of gut mediated pathogens, today is pleased to announce that the hype - Immune bovine colostrum used to manufacture the company’s flag ship commercially available and over - the - counter gastrointestinal and digestive health immune supplements Travelan® and Protectyn® has demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus - 2 (SARS - CoV - 2), the virus that causes COVID - 19.

KEY MILESTONES EXPECTED TO DRIVE VALUE Results from US Army Shigella animal studies & COVID - 19 Research Program expected in 2021 1H 2020 2H 2020 1H 2021 2H 2021 21 • Pre - IND Meeting to Discuss IMM - 124E Phase 3 Clinical Development • Pre - IND Meeting to Discuss Phase 2 NMRC Clinical Development • cGMP Manufacture • Drug Substance • Drug Product • NMRC IND Su bmission • Initiate Phase 2 Clinical Trials • Camylobacteriosis prevention study • ETEC Infectious diarrhea prevention study • Phase 2 Clinical Data Available • IMM - 124E IND Submission • Pre - IND Meeting on IMM - 529 C. difficile program x

THANK YOU Dr Jerry Kanellos – Chief Executive Officer • Over twenty years’ experience in pharmaceutical and biotechnology industries. • Former Chief Operating Officer of TransBio Ltd. Responsible for strategic identification, development and maintenance of global commercial partnerships, along with development, management and IP portfolio, R&D and technology transfer. • Leadership roles in business development, project management, IP portfolio management, R&D, senior management. • Consultant to academic institutes, private and publicly listed companies and government departments specializing in development and commercialization strategies. • PhD in medicine from the University of Melbourne. 22